Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

                                   February 7, 2011

VIA EDGAR

Mr. John Reynolds
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K for Fiscal Year Ended November 30, 2009
Filed on April 15, 2010, as amended by Amendment No. 1 filed on November 10, 2010 (“Form 10-K/A”)
Form 8-K
Filed on August 24, 2010, as amended by Amendment No. 1 filed on September 9, 2010, as amended by Amendment No. 2 filed on November 19, 2010 (collectively, “Form 8-K/A”)
Form 10-Q for Fiscal Quarter Ended August 31, 2010
Filed on July 14, 2010, as amended by Amendment No. 1 filed on November 16, 2010 (“Form 10-Q/A”)
File No. 000-53616

Dear Mr. Reynolds:

Incoming, Inc., a Nevada corporation (the “Company”), will file under separate cover for your review, amendments to the Form 10-K/A, Form 10-Q/A and Form 8-K/A (collectively, the “Amendments”). The Amendments will respond to the comments set forth in the Staff’s letter dated December 17, 2010 to the Company (the “Staff’s Letter”).

The Company has responded to each of the comments set forth in the Staff’s Letter and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

COMMENT NUMBER	RESPONSE

Form 10-K/A for the year ended November 30, 2009 filed November 10, 2010

Statement of Operations

1.
We noted your response to prior comment one. Please explain to us how fees paid to your Chief Executive Officer for speaking engagements meet the SAB 104 criteria for revenue recognized in your financial statements and quantify the amount of revenue attributable to the fees for speaking engagements.

As previously disclosed in our Quarterly Report on Form 10-Q for the quarterly period ending May 31, 2010, on October 8, 2009, the Company entered into an agreement with Ascendant Strategy Group (“ASG”) to promote speaking engagements (the “ASG Agreement”). Terms of the ASG Agreement called for ASG to perform event planning and coordination of services to the Company, which included marketing and booking of speaking engagements for former CEO Ephren Taylor in 15 cities.  Management believes the fees received under the ASG Agreement meet the requirements of SAB 104.

The SAB 104 criteria require companies to provide evidence that (i) an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured.  Here, the Company (1) entered into a written agreement with ASG, and ASG, in turn, entered into agreements with third parties to provide speakers, such as Mr. Taylor, for certain events; (2) completed the agreed upon speaking engagements; (3) included provisions in the ASG Agreement for fee arrangements; and (4) collected deposits or fees up front equal to at least 50% of the total owed prior to each speaking engagement with the remainder of fees paid within 30 days of completing such speaking engagements.

During the twelve months ended November 30, 2009, the Company generated $22,985 in revenues, of which $15,933 was attributable to fees from speaking engagements.

Mr. John Reynolds
February 7, 2011

Note 3 Capital Stock

2.
We note your response to prior comment three and note your disclosure that you estimated the fair value of the shares based on data from sales of the Company’s common stock to third parties. Please explain to us why the number of shares sold in the February 2009 transaction makes the sale price of that particular sale more representative of the transaction in question. Please also tell us the fair value of the services provided in exchange for the shares issued to management.

Upon further review of the books and records of the Company,  management has determined its prior response to Staff Comment No. 3 contained inadvertent misstatments or typographical errors regarding the details of the issuances in question.

On October 26, 2009, 100,000 shares were issued at a purchase price equal to $.50 per share; however, the foregoing sale actually was consummated on September 1, 2009.  October 26th represents the issuance date of the shares of Class A common stock, $0.01 par value per share (the “Common Stock”).  The lapse of time between the sale date and issuance date was due to certain administrative errors regarding incomplete paperwork provided by the purchaser, which resulted in a delay by the Company in issuing such shares.

On September 10, 2009, 1,000,000 shares of Common Stock were issued in the aggregate to four consultants, none of whom were officers and directors at the time of issuance.  Accordingly, references to officers and directors receiving the foregoing 1,000,000 shares of Common Stock in the Company’s prior response letter to the Securities and Exchange Commission (the “Commission”) were incorrect.

Finally, 4,070,000 shares were sold over a period of time in connection with an offering made to investors in a registration statement on Form S-1 filed with the Commission on June 30, 2008 (the “Offering”); the last tranche of shares in the Offering were sold on January 24, 2009 not February 28, 2009 as previously stated.

After January 24, 2009, no further shares of Common Stock were sold in the Offering, and accordingly, a total 4,070,000 shares of Common Stock were recorded as sold at a purchase price of $0.01 per share.  The Offering closed on March 11, 2009.

Management believes a sale of 4,070,000 shares of Common Stock is more representative of the fair value of the 1,000,000 shares of Common Stock issued to the consultants on September 10, 2009 rather than a substantially smaller sale of 100,000 shares of Common Stock (sold on September 1 and issued on October 26) at a purchase price of $0.50 per share.  Accordingly, management believes the volume of shares sold is a more relevant factor than the proximity of the dates of the share issuances in question.

The fair value of services provided by the consultants was $10,000. Please refer to page 26 of the Form 10-K/A for further detail regarding the foregoing.

Form 10-Q/A for the Quarterly Period Ended August 31, 2010
Financial Statements

Note 5- Acquisition of NABE, page 7

3.
We note your disclosure that you acquired NABE for 990,000 Class A common shares and 1,980,000 Class B common shares valued at $975,914. We note your prior disclosure in the previous Form 8-K/A filed September 9, 2010 that you had recorded the acquisition and the shares at $1,514,700. Please tell us the factors and the basis for the significant change in the cost of acquisition and valuation of the shares issued. Considering the quoted price of your stock, disclose the basis for the valuation of Class A and Class B shares and how it is appropriate.

As of the date of the filing of the Form 10-Q/A, management determined that the fair value of the assets and liabilities acquired from NABE was more readily determinable than the fair value of the Class A and Class B shares of common stock of the Company that were issued in the transaction.  The prior disclosure in the Form 8-K/A filed September 9, 2010 based fair value on management’s estimated valuation of the Company’s capital stock issued in the transaction.  Management believes the fair value of the shares of the Class A and Class B common stock issued in the NABE transaction are not readily determinable because (i) Class A common stock is thinly traded and (ii) there is no active market for the Class B common stock.

Mr. John Reynolds
February 7, 2011

Since there is no active market in which the value of the Class B Common Stock can readily be obtained, management believes it is more appropriate to use the estimated fair value of the acquired assets and liabilities rather than to record a potential gain on bargain purchase or goodwill.  The preliminary purchase price allocation will be finalized once management receives a completed third party appraisal of the NABE equipment and will be filed on the Form 10-K for period ending November 30, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

4.
Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate revenue variances between periods. Your discussions should include analysis of your predecessor and successor operations. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company intends to comply with this comment and will revise the disclosure accordingly.

Liquidity and Capital Resources, page14

5.
Please provide a more detailed analysis of the components of the statement of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in accounts receivable, inventory, accounts payable, etc.) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

The Company intends to comply with this comment and will revise the disclosure accordingly.

Form 8-K/A filed November 19, 2010

6.
We note your revised disclosure and response to prior comment nine. Please revise to describe the arrangements or understandings regarding students performing tests and other work. For example, it is unclear to what extent the universities or students have rights to improvements or technologies resulting from work or tests performed by them.

As previously disclosed, management has in the past allowed NCSU students/engineers to perform enhancements on the Company’s boiler for the purpose of research regarding the conversion of glycerol as a boiler fuel.  However, there is no current understanding with any students/engineers; any future research by students/engineers will be approved by management on a case by case basis.  Furthermore, there is no arrangement or understanding as to what extent the University or students will have rights to improvements or technologies resulting from work or tests performed by them, nor has there been any such arrangement in the past.  Since there are no current arrangements or understandings with any University, students or engineers, management believes no further disclosure is required.

7.	With respect to prior comment 15, it appears that you attribute the estimated improvement in efficiencies to a “NCSU engineer.” Please provide a consent or advise. See Rule 436 of Regulation S-K.

The Company has reviewed Rule 436 of the Securities Act of 1933, as amended, and will comply with the Staff’s request.  Accordingly, the Company will file a consent from the NCSU engineer with Amendment No. 3 to the Form 8-K/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page34

8.
Refer to comment 17 from our letter dated October 5, 2010. Please revise to clarify the source, amount of funds available and basis for believing such funds are available as referenced by the statement that you “will continue to rely on related party loans.”

The Company has previously relied on loans from related parties and has been successful in repaying or settling those loans in a timely fashion and to the satisfaction of those related parties. Management has no reason to believe such related parties would not be willing to extend loans to the Company in the future should funds be available. The Company intends to revise the section titled “Future Financings” to reflect that management will continue to rely on existing related parties to provide financing to the Company in the future.  However, no assurance can be given that such related parties will provide such financing on the same favorable terms and conditions as past financing to the Company.

Mr. John Reynolds
February 7, 2011

9.	We are unable to locate disclosure responsive to prior comment 23. Please revise accordingly.

Please refer to the following disclosure on page 35 which refers to NABE’s cash flow: “To date, NABE cash flow requirements have been primarily met through NABE current sales, collections of accounts receivable and through gross proceeds from bank and related party loans.”

The third paragraph after the above disclosure relates to Incoming, Inc. only.  “To date, Incoming, Inc’s cash flow requirements have been primarily met through share issuances and loans from related parties.”

As the disclosures above relate to separate entities, management does not believe it is necessary to reconcile these disclosures.  Accordingly, management does not believe any further changes are necessary.

Sources of prior financing are included in the Form 8-K/A as follows: (i) equity financing is disclosed in Item 3.02; (ii) related party loans and bank debt are disclosed on pages 34 and 40 and each of the bank loans are included as Exhibits 4.2 and 4.3 to the Form 8-K/A; and (iii) sales and accounts receivables are detailed in Exhibit 99.2 to the Form 8-K/A.  Accordingly, management does not believe further disclosure is warranted.

Directors and Executive Officers, page 37

10.
We note your response to prior comment 10. You disclose on page 37 that Mr. Bell is the president and owner of four other entities. Please revise to disclose the approximate number of hours per week that Mr. Bell devotes to Incoming.

The Company intends to comply with this request and will revise the disclosure accordingly.

11.
Also, please revise to address whether the company has any employment agreements. If the company has employment agreements then describe the material terms of those agreements and file them as exhibits.

On Page 39 of the Form 8-K/A, Employment Agreements, we state there are no employment agreements with any employees. Accordingly, management believes no further disclosure is required.

12.	We reissue prior comment 27. Please revise accordingly.

The Company acknowledged prior comment #27 and removed any language from the Form 8-K/A that might indicate City Capital is current in its reporting obligations. The Company has no knowledge of the operations or activities of City Capital and cannot make any comment on the reporting obligations of another unrelated company. To the knowledge of management, the biography for Mr. Taylor included in the Company’s 8-K/A is true and correct as of the time such biography was made; Mr. Taylor confirmed the details of his biography to management prior to the Company’s filing of the Form 8-K/A. It is management’s opinion that amending Mr. Taylor’s biography to match that contained in City Capital’s Form 10-K would be to knowingly disclose materially inaccurate information in violation of the federal securities laws.  Accordingly, the Company believes no further revisions to Mr. Taylor’s biography are warranted.

Further, in September 2010, Mr. Taylor resigned from his position as CEO of the Company. To the Company’s knowledge, based on publicly-available periodic and current reports of City Capital, in December 2010, Mr. Taylor resigned as CEO and Director of City Capital.  Management believes it would be unduly burdensome for current management to require Mr. Taylor to respond to the Staff’s comments on the discrepancies with Mr. Taylor’s biographical information contained in City Capital’s periodic reports as compared to his biographical information set forth in the Company’s periodic reports.  In light of the foregoing, the Company respectfully requests that the Commission reconsider the Company’s prior and current response to this comment.

13.
We note your response to prior comment 28 and the statement that “[o]ther than Messrs. Bell and Taylor, no person listed on page 37 of the Form 8-K was employed by a parent, subsidiary or affiliate of the Company.” It is unclear why you do not include Mr. AbiJaoudi, who is identified as the Chief Operating Officer on page 37. Please revise or advise.

The Company did not include Mr. AbiJaoudi in the above referenced statement because Mr. AbiJaoudi is not and has not been employed by a parent, subsidiary or affiliate of the Company. Mr. AbiJaoudi’s biography as Chief Operating Officer of the Company was revised according to the Staff’s previous request to comply with Item 401(e) of Regulation S-K.

Properties, page 36

14.
We note your response to prior comment 17. Please revise to further describe your Caldwell County plant and the extent of current operations. Based on the references on page 35 to “awaiting final installation” and “have been ordered and are in the process of being fabricated,” it is unclear what plant operations you currently have, and what operations you plan to begin in the near and far term.

Mr. John Reynolds
February 7, 2011

Current operations are described in detail in the first paragraph on page 28 of the Form 8-K/A.  The Company also states in that first paragraph that “Currently, we are engaged in purchasing off-specification product from neighboring plants and refining batches to meet commercial requirements. We are also refining stored glycerin byproduct from our 2009 biodiesel production.” The foregoing is the extent of our current operations.  The statements referenced in the above Staff comment are contained in the fourth paragraph of our MD&A on page 28 describing equipment enhancements to our facilities, which the Company has disclosed as being “in progress.” Management believes the existing disclosure complies with the Staff’s comments, and accordingly, management believes no further disclosure is necessary.

Item 3.02 Unregistered Sales of Equity Securities

15.
We note your response to comment 39 from our letter dated October 5, 2010. Please revise to provide Item 701 disclosure for all issuances or advise us of the basis for omitting issuances below 5% outstanding.

Although the Company’s prior response letter stated only 5% issuances would be disclosed in the Form 8-K/A, the Company’s response letter was submitted prior to the actual amendment of the Form 8-K/A, which in fact does include all issuances in the past three years, except as otherwise noted herein.  The Company acknowledges an inadvertent omission in Item 3.02 of an issuance of 250,000 shares of Common Stock on September 10, 2009 to Victor AbiJaoudi, in his capacity as a consultant to the Company (the “AbiJaoudi September 2009 Issuance”). Other than the AbiJaoudi September 2009 Issuance, all issuances by the Company have been provided in the Form 8-K/A for the past three years.  The Company intends to amend the disclosure under Item. 3.02 to reflect the AbiJaoidi September 2009 Issuance to comply with the Staff’s comment.

16.
You disclose here that you issued shares to Ms. Jasmine Victoria on July 1, 2010, and that the shares were valued at $ .10 per share. Other shares valued at $ .10 per share were issued to Mr. Taylor and Mr. Victor AbiJaoudi. However we note that based on the Form 10-Q for August 31, 2010, Note 6 – Equity transactions, the above noted shares were recorded at $ .50 per share. Please revise to reconcile the apparent inconsistency.

The Company acknowledges the inconsistency in share price between the Form 10-Q/A and the Form 8-K/A, and will revise the disclosure set forth in Item 3.02 of the Form 8-K/A to reflect a share price equal to $.50 per share.

Exhibits

17.
Filings, including exhibits, must be in either ASCII-text or HTML format. It appears that some of your exhibits, such as exhibits 4.2 and 4.3 filed with the amendment, are in pdf or a similar format, which is not permitted for official filings. Please revise.

Exhibits 4.2 and 4.3 refer to the Company’s bank loans for its subsidiary NABE. The original documents were submitted to the printer as executed documents in pdf format. Management has spoken with the printer and they have assured us the exhibits were filed in  HTML format; the pages of the documents submitted were converted as images within the HTML file.  The Company intends to contact the EDGAR filing desk to determine the source of the problem.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (917) 210-1074 or the Company’s counsel, Peter Bilfield, Esq. of Shipman & Goodwin LLP at (203) 324-8151.   Thank you.

Very truly yours,

INCOMING, INC.

		By:	/s/Victor AbiJaoudi II
		Name:	Victor AbiJaoudi II
cc:	R. Samuel Bell, Jr.	Title:	COO and President
Jasmine Victoria
Peter J. Bilfield, Esq